1095 Avenue of the Americas
New York, NY 10036-6797
+1 212 698 3500 Main
+1 212 698 3599 Fax
www.dechert.com

ALLISON M. FUMAI

allison.fumai@dechert.com
+1 212 698 3526 Direct
+1 212 698 3599 Fax

October 7, 2014

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C.  20549

Attention: Allison Wyatt

Re:          AIP Series Trust (the “Trust”)—AIP Dynamic Alpha Capture Fund (the “Fund”)
File Numbers 811-22789 & 333-185994

Dear Ms. Wyatt:

Thank you for your telephonic comments regarding Post-Effective Amendment No. 3 to the registration statement filed on Form N-1A under the Securities Act of 1933 (“Securities Act”) and the Investment Company Act of 1940 (“1940 Act”) on August 1, 2014 by the Trust on behalf of the Fund. Set forth below are the Securities and Exchange Commission (the “Commission”) staff’s comments along with our responses to or any supplemental explanations of such comments, as requested.  These changes will be reflected in Post-Effective Amendment No. 5 to the Trust’s registration statement on Form N-1A, which will be filed via EDGAR on or about October 7, 2014.

General

Comment 1.                            Please file a letter responding to these comments from the staff of the Commission that incorporates the “Tandy” information via EDGAR.

Response 1.                               This response letter, which incorporates the “Tandy” information, will be filed via EDGAR as correspondence separate from the registration statement filing.

Comment 2.                            Please update the Trust’s EDGAR Series and Class IDs to reflect the Fund’s ticker symbols.

Response 2.                               The requested update has been made.

Prospectus

Fees and Expenses — Page 1

Comment 3.                            Please confirm supplementally that the Expense Example reflects the Fund’s fee waiver for only the one year term that the Adviser is currently contractually obligated to continue the waiver.

Response 3.                               We respectfully acknowledge the comment; however, pursuant to Instruction 4(a) to Item 3 of Form N-1A, an adjustment to reflect any expense reimbursement or fee waiver arrangement may be reflected in the period(s) for which the expense reimbursement or fee waiver arrangement is expected to continue.  Morgan Stanley AIP GP LP, the investment adviser to the Fund, expects the fee waiver and/or expense reimbursement to continue indefinitely, unless terminated by the Trust’s Board of Trustees.

Comment 4.                            Currently the fee table discloses a CDSC of 1.00% in footnote two to the table.  Please instead disclose the maximum Class A CDSC of 1.00% directly in the fee table.

Response 4.                               We acknowledge the comment; however, we respectfully note that we believe that the current disclosure is consistent with the requirements of Form N-1A.

Comment 5.                            Please confirm that the expenses associated with the Fund taking short positions have been included in the other expenses line item of the fee table.

Response 5.                               The Fund takes short positions through the use of derivatives rather than by selling short.  Accordingly, there are no separate expenses associated with such positions to be reflected in the other expenses line item of the fee table.

Principal Investment Strategies — Page 2

Comment 6.                            The Division of Investment Management has provided guidance about derivative-related disclosure by investment companies in a letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30,

2010. That letter provides that such disclosure should be in plain English and should:

•                  be tailored to the Fund’s specific use of derivatives and related risks;

•                  explain the purpose of derivatives trading;

•                  address the degree of economic exposure (not just the amount invested);

•                  provide investors with a complete risk profile of the Fund’s investments, rather than a list of risks of various derivative strategies; and

•                  be reviewed on an ongoing basis to assess the completeness and accuracy of derivatives disclosure in light of actual use of derivatives.

Please identify specifically all of the derivatives in which the Fund intends to invest as part of its principal investment strategy. Please revise this risk disclosure in conformity with the following guidance in the letter: “[T]he disclosure concerning the principal risks of the Fund should similarly be tailored to the types of derivatives used by the Fund, the extent of their use, and the purpose for using derivative transactions.”

Response 6.                               We confirm that the Fund has considered and determined that the Fund’s use of derivatives and related disclosure, as applicable, is appropriate in light of the Letter to Karrie McMillan, Esq., General Counsel, Investment Company Institute, from Barry Miller, Associate Director, Office of Legal and Disclosure, Re: Derivatives-Related Disclosures by Investment Companies (July 30, 2010).

Comment 7.                           Please revise the Fund’s disclosure to describe in plain English systematic alpha, alternative beta and idiosyncratic alpha.

Response 7.                               The disclosure has been revised accordingly.

Comment 8.                            Please revise the Fund’s disclosure to describe momentum, convergence, carry and risk premia strategies in language that the average investor can understand.

Response 8.                               We respectfully acknowledge the comment; however, we would note that we believe that the disclosure with respect to momentum, converge and carry strategies is currently accessible to the average investor.  With respect to risk premia strategy, the disclosure has been revised accordingly.

Comment 9.                            The Fund has included ETFs as a principal risk; however, the Fund’s principal investment strategies disclosure does not state that the Fund may invest in ETFs. Please revise the principal investment strategies disclosure to do so.

Response 9.                               The disclosure has been revised accordingly.

Principal Risks — Page 2

Comment 10.                     Per Item 4(b)(1)(iii) of Form N-1A, if the Fund is advised by or sold through an insured depository institution, please include a statement that the Fund is not insured by the Federal Deposit Insurance Corporation or any other government agency.

Response 10.                        We respectfully acknowledge the comment and respectfully note that the required disclosure is contained on page five of the Fund’s Prospectus.

Comment 11.                     The Fund has included exchange-traded funds (“ETFs”) as a principal risk.  Please confirm that the Fund has considered investments in ETFs when determining that an Acquired Fund Fees and Expenses line item is not required to be disclosed in the fee table.

Response 11.                        We confirm that the Fund’s investments in ETFs and/or other types of “Acquired Funds” are not expected to generate Acquired Fund Fees and Expenses exceeding one basis point of the average net assets of the Fund.

Comment 12.                    Please consider revising the Fund’s Foreign and Emerging Markets Securities risk disclosure for brevity or breaking the disclosure into multiple paragraphs.

Response 12.                        We respectfully acknowledge the comment; however, we believe that the current disclosure is appropriate.

Additional Information about the Fund’s Investment Objective, Strategies and Risks — Page 7

Comment 13.                     Per Instruction 6 to Item 9(b)(1) of Form N-1A, please disclose that, if the Fund takes a defensive position, it may not be able to achieve its investment objective.

Response 13.                        The disclosure has been revised accordingly.

Comment 14.                     With respect to the Fund’s defensive investing risk disclosure, please clarify what percentage limitations are being referred to.

Response 14.                        The disclosure has been revised accordingly.

Comment 15.                     Please add disclosure indicating the amount of notice shareholders would receive of a change to the Fund’s investment objective.

Response 15.                        We respectfully acknowledge the comment; however, we would note that we believe that our current disclosure is consistent with the requirements of Item 9(a) of Form N-1A.  In the event there is a change to the Fund’s investment objective, the Fund will file a supplement, as may be required, providing written notice to shareholders of such changes.

Comment 16.                     Much of the discussion in principal risks section of the statutory prospectus duplicates information in the summary.  Item 9 of Form N-1A indicates that the disclosure included pursuant to item 4(a) should be a summary of that included in response to Item 9.  Accordingly, please consider revising the Fund’s prospectus to remove or reduce duplication.

Response 16.                        We respectfully acknowledge the comment; however, we believe that the current disclosure is appropriate.

Fund Management — Page 12

Comment 17.                     Please provide more specific disclosure regarding Mr. Meredith’s role with the Adviser since 2007.

Response 17.                        The disclosure has been revised accordingly.

Comment 18.                     Per Item 10(a)(1)(ii)(A) of Form N-1A, please disclose the Fund’s advisory fee and any applicable breakpoints.

Response 18.                        The disclosure has been revised accordingly.

Statement of Additional Information

Fund Policies/Investment Restrictions — Page 29

Comment 19.                     The Fund states that, as a matter of fundamental policy it will not borrow money or issue senior securities except as may be permitted by 1940 Act. Please provide additional explanatory narrative regarding what is currently permitted under the 1940 Act.

Response 19.                        We respectfully acknowledge the comment; however, we note that such disclosure is not required by the 1940 Act or Form N-1A and we believe that the current disclosure in this section is consistent with industry practice and appropriate.  We would further note that a discussion of the current 1940 Act limits regarding borrowing occurs on page eight of the Fund’s prospectus.

Comment 20.                     Please add a non-fundamental policy that the Fund will not invest more than 15% of its assets in illiquid securities.

Response 20.                        We respectfully acknowledge the comment.  The Fund does not intend to invest more than 15% of its assets in illiquid securities; however, we do not believe that Form N-1A or other applicable law requires that this be included as a non-fundamental policy and we would respectfully decline to do so at this time.

Fund Management — Page 48

Comment 21.                     Most of the disclosure regarding portfolio manager compensation is written in a general manner. Form N-1A requires that a fund discuss how its named portfolio managers are compensated.  Accordingly, please revise to specifically discuss how the Fund’s named portfolio managers are compensated.

Response 21.                        We respectfully acknowledge your comment; however, we believe the current disclosure with respect to portfolio manager compensation appropriately described the structure of the compensation regime the named portfolio managers operate under and the methods used to calculate their compensation, consistent with the requirements of Item 20(b) of Form N-1A.  We would further note that SEC Release 2004-89 indicates that the purpose of the portfolio manager compensation disclosure in the SAI is to help investors better understand a portfolio manager’s incentives in managing a fund and shed light on possible conflicts of interest that could arise when a portfolio manager manages other accounts.  Accordingly, in order to achieve this purpose, the disclosure, in our view, should include all possible forms of compensation that are available to the portfolio manager in connection with managing the Fund and other accounts

Comment 22.                     If Portfolio manager performance is measured against a benchmark for the purposes of determining compensation, please disclose what this benchmark is and the applicable period of measurement.

Response 22.                        We respectfully acknowledge your comment, and would note that portfolio manager compensation is not based on performance determined or measured relative to a benchmark.

Part C

Comment 23.                     Please include the undertaking related to indemnification specified in Item 510 of Regulation S-K.

Response 23.                        We acknowledge the comment; however, we would respectfully note that Form N-1A, including Item 35 of Form N-1A, does not require such an undertaking.

*                                         *                                         *                                         *                                         *                                         *                                         *                                         *                                         *

In addition, we are authorized by our client to acknowledge the following on the Fund’s behalf:

•                                          the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•                                          the staff’s comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

•                                          the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3526 (tel) or (212) 698-3599 (fax).  Thank you.

Sincerely,

/s/ Allison M. Fumai

Allison M. Fumai